For the year ended December 31, 1997
File number 811-3326


                         SUB - ITEM 77J
              Reclassification of Capital Accounts



The  Fund accounts and reports for distributions
to  shareholders in accordance with the American
Institute   of   Certified  Public  Accountants'
(AICPA)    Statement    of    Position     93-2:
Determination,   Disclosure,    and    Financial
Statement Presentation of Income, Capital  Gain,
and   Return   of   Capital   Distributions   by
Investment Companies. The effect of applying this statement was to increase distributed in excess of net investment income and decrease accumulated net realized gain on investments and foreign currencies by $1,051,033. Net realized gains and net assets were not affected by this change.